Via Facsimile and U.S. Mail
Mail Stop 4720

January 8, 2010

Peter W. Schneider, Esq.
Executive Vice President, General Counsel and Secretary
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, Georgia 30099

> **Re:** **Primerica, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed December 23, 2009**
> **File No. 333-162918**

Dear Mr. Schneider:

We have reviewed your December 23, 2009 response to our December 3, 2009 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed December 23, 2009

General

1. We note your response to comments 28, 76 and 110 and advise you that we will not be in a position to take the registration statement effective until the requested disclosure has been provided and each of the requested exhibits have been filed.

2. Please confirm that prior to circulating a red herring prospectus you will not only provide the price-related information but also intend to provide the missing amounts on pages 7, 8 and elsewhere regarding the reorganization, the Citi transactions and the concurrent transactions, as well as the pro-forma financial information dependent upon these amounts.

3. Please note that your next amendment should include completed 2009 executive compensation information, as discussed beginning on page 139 of the registration statement. Also, please confirm your understanding that this information must be included in any red herring prospectus distributed by the company.

Risk Factors, page 13

"The failure by any of our reinsurers to perform its obligations to us could have a material adverse effect on our business, financial condition and results of operations." page 21

4. We note your response to our prior comment 21. Please further revise your disclosure on page 21 to quantify the amount of reinsurance receivables due from Scottish Re specifically.

"Non-compliance with applicable regulations could lead to revocation of our subsidiary's status as a non-bank custodian." page 25

5. We note the following statement on page 25: "The IRS has notified us that we have been selected in the first quarter of 2010 for an investigation to test compliance with the IRS's non-bank custodian regulations." Please expand your disclosure to explain how and why the IRS selected you for this review.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments and Savings Products, page 61

6. Refer to "Segment Commissions & Fees" you inserted on pages 61 and 118 in response to prior comment 43. Provide disclosure to reconcile the difference between its sum and the amounts indicated on your combined statements of income. Also consistent with your revisions on page 118 please revise your tabular disclosure on page 61 to clarify that the amounts presented in the table are in thousands.

Critical Accounting Policies
Deferred Policy Acquisition Costs, or DAC, page 66

7. Please revise your discussion provided in response to prior comment 44 to clarify that 1% higher lapse in the number of policies than assumed in your estimate is a reasonably possible change. Otherwise, revise your discussion to demonstrate the financial impact of the reasonably possible change in your key assumptions.

Contractual Cash Payment Obligations, page 97

8. Please refer to your response and revisions to prior comment 54. It is unclear to

us why your contractual obligations for future policy benefits are omitted from the table. Please revise or explain to us why your contractual payment obligations for future policy benefits are zero as presented for all periods. If you believe your current presentation is appropriate please expand your disclosure in footnote (4) to assist investors in understanding why you have no contractual payment obligations for future policy benefits but have a balance sheet liability totaling approximately $4 billion. Include the following information:

- Quantify the amount of the liability for future policy benefits recorded on your balance sheet.
- Disclose the amount of estimated future premiums and the amount of estimated benefit and commission payments for each period presented in the table.
- Describe and quantify the difference between the estimated total premiums used in the calculation of contractual payment obligations and net benefit premiums used in the estimate of future policy benefits recorded on the balance sheet.
- Describe and quantify the differences between assumptions used in the best estimate of claims for contractual obligation purposes and the original pricing assumptions used to estimate future policy benefits.

Business, page 101

9. We note your response to our prior comment 57. Please provide a quantitative analysis that supports your conclusion that none of the four identified reinsurers will be material to the company on a pro-forma basis.

Investment and Savings Products, page 118

10. We note your response to our prior comment 67 and ask that you please revise your disclosure to include a discussion of the term of each of the Legg Mason, Van Kampen and American Funds agreements.

Regulations of Investment and Savings Products, page 129

11. We note your response to our prior comment 75 and we reissue the comment. Please revise your disclosure to be more specific about the provisions of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 that may apply to the Company's Named Executive Officers.

Compensation Discussion and Analysis, page 139

12. We note your response to our prior comment 80 and advise you that because the

referenced objectives and goals are considered in making executive compensation decisions for the named executive officers, we consider these objectives and goals material to an investor's understanding of the company's overall compensation process. Therefore, we ask that you please revise your disclosure to discuss the company's "general business objectives" for the 2009 fiscal year, mentioned on page 141, and each named executive officer's "self-established financial and operational performance goals" for the 2009 fiscal year, mentioned on page 142. Also, please discuss the extent to which each objective or goal was achieved and how the level of achievement affected the actual compensation paid.

Description of Capital Stock, page 172

13. We note the following statement on page 177: "After such time that Citi ceases to own 20% of our common stock, the provisions of the certificate of incorporation described in this paragraph shall become inoperative and the approval or allocation of corporate opportunities shall be governed by the other provisions of the certificate of incorporation, our bylaws, the DGCL and other applicable laws." Please revise your disclosure to describe the "other provisions" of your certificate of incorporation, bylaws, the DGCL and other applicable laws which will govern the approval or allocation of corporate opportunities after Citi ceases to own 30% of your common stock.

Underwriting, page 186

14. We note your response to our prior comment 100 and the disclosure added to page 188. Please revise this disclosure to more specifically describe the "certain circumstances" under which the selling stockholder has agreed to indemnify the underwriters and to contribute to payments the underwriters may be required to make.

Audited Combined Financial Statements
Notes to Combined Financial Statements
(2) Summary of Significant Accounting Policies
(m) Reinsurance, page F-12

15. Refer to your response to prior comment 36. Since you expect to earn a material amount of ceding allowances from Citi in the near future, please disclose your accounting policy. In addition, please expand your disclosure to clarify the impact that the ceding allowances will have on DAC and related amortization.

 (4) Investments
Other-Than-Temporary Impairment, page F-24

16. Please tell us where you have provided a description of the material changes in

estimated cash-flows as of the most recent annual and interim periods presented from when you acquired the asset/mortgage-backed securities as previously requested in prior comment 103.

Fair Value, page F-26

17. Please revise the disclosure you provided in response to prior comment 105 to state whether, and if so how much, you have adjusted the quotes and prices obtained from brokers and independent asset management services.

Item 16. Exhibits and Financial Statements Schedules, page II-2

18. Please file as exhibits to the registration statement the consents of those parties named in the filing who will be appointed as directors of the company by consent of the sole shareholder. See Rule 438 of Regulation C.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joshua B. Goldstein
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036